May 7, 2010

Ms. Tracey Houser
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-4631

Re:   PGT, Inc.
Form 10-K for the Fiscal Year Ended January 2, 2010
Filed March 18, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 22, 2010
File No. 0-52059

Dear Ms. Houser:

PGT, Inc. (the “Company”) submits this letter in response to your letter to Mr. Jeffrey T. Jackson, dated May 6, 2010, containing comments from the staff of the Division of Corporation Finance (the “Staff”), with respect to the above-referenced filings.

The headings below correspond to the headings as set forth in the Staff’s comment letter of May 6, 2010.  For ease of reference, the Staff’s comments are set forth below in italics, and the Company’s responses to such comments are set forth immediately below the text of the comment to which they relate.

Form 10-K for the Fiscal Year Ended January 2, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Critical Accounting Policies and Estimates,  page 26

Other intangibles, page 27

1.
Q:  We note the disclosure you intend to include in future periodic reports in response to comment 6 in our letter dated April 15, 2010. Please further expand this disclosure to state the specific period in which your discounted cash flow model includes modest growth. This additional disclosure will allow investors to better understand the sensitivity of the assumptions used to estimate fair value. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

A: The Company confirms that it will expand its disclosure and state the specific period in which our discounted cash flow model includes modest growth.

Recently Issued Accounting Standards, page 29

2.
Q:  We note your response to comment 7 in our letter dated April 15, 2010. If recently issued accounting standards that you have not yet adopted are not expected to have a material impact to your business, trends, debt covenants, et cetera, please disclose this fact to investors. The disclosures required by SAB Topic 11:M should not repeat the disclosures required in your audited footnotes.

A:  The Company confirms that, in future filings, it will expand its disclosure regarding recently issued but not yet adopted accounting standards to either, (i) state the extent to which such standards are expected to materially impact the Company’s business, trends, debt covenants, et cetera, or (ii) confirm that, in the opinion of management, such standards are not expected to materially impact the Company’s business, trends, debt covenants, et cetera.

We appreciate your efforts, commentary, and comments and believe we are now positioned to provide enhanced disclosure in future periodic filings.  We welcome any additional questions that you might have.  In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any period under the federal securities laws of the United States.

Should you have any questions or want to discuss these matters further, please call the undersigned at (941) 480-2720.  Facsimile transmissions may be made to the undersigned at (941) 486-2767.

Very truly yours,

                        /s/ Jeffrey T. Jackson

Jeffrey T. Jackson
Executive Vice President and CFO